Exhibit 99.3

Annual and Special Meeting of Shareholders

of

GOLDCORP INC.

(the “Company”)

April 30, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

				Votes By Ballot
			Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors:

	(i)	John P. Bell	Carried	497,498,290	2,755,884
				(99.45%)	(0.55%)
	(ii)	Beverley A. Briscoe	Carried	498,427,148	1,827,026
				(99.63%)	(0.37%)
	(iii)	Peter J. Dey	Carried	495,529,724	4,724,450
				(99.06%)	(0.94%)
	(iv)	Douglas M. Holtby	Carried	497,157,038	3,097,136
				(99.38%)	(0.62%)
	(v)	Charles A. Jeannes	Carried	498,627,946	1,626,228
				(99.67%)	(0.33%)
	(vi)	Clement A. Pelletier	Carried	498,102,362	2,151,812
				(99.57%)	(0.43%)
	(vii)	P. Randy Reifel	Carried	491,075,655	9,178,519
				(98.17%)	(1.83%)
	(viii)	Ian W. Telfer	Carried	493,194,272	7,059,902
				(98.59%)	(1.41%)
	(ix)	Blanca Treviño	Carried	497,432,457	2,821,717
				(99.44%)	(0.56%)
	(x)	Kenneth F. Williamson	Carried	497,156,700	3,097,474
				(99.38%)	(0.62%)

				Votes by Proxy
			Outcome of Vote	Votes For	Votes Withheld
2.	Appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration		Carried	549,784,730	4,278,867
				(99.23%)	(0.77%)

				Votes by Proxy
			Outcome of Vote	Votes For	Votes Against
3.	Approve the repeal of By-Law No. 3 and By-Law No. 4 of the Company, to be replaced in their entirety by Amended By-Law No. 4		Carried	487,586,810	11,307,807
				(97.73%)	(2.27%)

				Votes by Proxy
			Outcome of Vote	Votes For	Votes Against
4.	Approve certain amendments to the restricted share unit plan of the Company		Carried	483,576,716	15,317,842
				(96.93%)	(3.07%)

				Votes by Ballot
			Outcome of Vote	Votes For	Votes Against
5.	Approve a non-binding advisory resolution accepting the Company’s approach to executive compensation		Carried	446,291,206	53,962,080
				(89.21%)	(10.79%)